Exhibit 99.1

Canadian Solar Reports Third Quarter 2016 Results

Guelph, Ontario, November 21, 2016 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•                  Total solar module shipments were 1,185 MW, of which 1,161 MW was recognized in revenue, compared to 1,290 MW recognized in revenue in the second quarter of 2016, and third quarter guidance in the range of 1,200 MW to 1,300 MW.

•                  Net revenue was $657.3 million, compared to $805.9 million in the second quarter of 2016, and third quarter guidance in the range of $660 million to $710 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 10.4%, compared to 8.5% in the second quarter of 2016.

•                  Gross margin was 17.8%, compared to 17.2% in the second quarter of 2016, and third quarter guidance in the range of 14.0% to 16.0%.

•                  Net income attributable to Canadian Solar was $15.6 million, or $0.27 per diluted share, compared to $40.4 million, or $0.68 per diluted share, in the second quarter of 2016.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $986.0 million, compared to $1.0 billion at the end of the second quarter of 2016.

•                  Net cash used in operating activities was approximately $205.7 million, compared to net cash provided by operating activities of $145.2 million in the second quarter of 2016.

•                  The Company’s portfolio of operating solar power plants now totals 948 MWp, with an estimated total resale value of approximately $1.4 billion.

•                  The Company targets to complete the sale of certain utility-scale solar power plants in Canada and China either by the end of 2016 or early 2017 and has started the sale process of its projects in the U.S. as these projects reaching COD.

Third Quarter 2016 Results

Net revenue in the third quarter of 2016 was $657.3 million, down 18.4% from $805.9 million in the second quarter of 2016 and 22.7% from $849.8 million in the third quarter of 2015. Module shipments recognized in revenue totaled 1,161 MW, compared to 1,290 MW recognized in revenue in the second quarter of 2016 and 1,150 MW recognized in revenue in the third quarter of 2015. Solar module shipments recognized in revenue in the third quarter of 2016 included 16.3 MW used in the total solutions business, compared to 18.7 MW in the second quarter of 2016 and 110.5 MW in the third quarter of 2015.

The following table is a summary of net revenues by geographic region based on the location of customers’ headquarters (in millions of US$, except percentages).

	Q3 2016		Q2 2016		Q3 2015
	$	%	$	%	$	%
The Americas	$270.2	41.1	$383.9	47.6	$447.0	52.6
Asia	280.6	42.7	318.4	39.5	351.1	41.3
Europe and Others	106.5	16.2	103.6	12.9	51.7	6.1
Total	$657.3	100.0	$805.9	100.0	$849.8	100.0

Gross profit in the third quarter of 2016 was $117.3 million, compared to $138.5 million in the second quarter of 2016 and $126.8 million in the third quarter of 2015. Gross margin in the third quarter of 2016 was 17.8%, compared to 17.2% in the second quarter of 2016 and 14.9% in the third quarter of 2015. The sequential increase in gross margin was primarily due to lower module costs resulting from decreased purchase price of wafer and cell as well as improved manufacturing efficiency of the Company.

Total operating expenses were $90.3 million in the third quarter of 2016, down 8.7% from $98.9 million in the second quarter of 2016 and 5.9% from $95.9 million in the third quarter of 2015.

Selling expenses were $34.0 million in the third quarter of 2016, up 0.3% from $33.9 million in the second quarter of 2016 and down 8.8% from $37.2 million in the third quarter of 2015. The slight sequential increase in selling expenses was primarily due to higher labor costs, partially offset by lower shipping and handling expenses and external sales commission. The year-over-year decrease in selling expenses was primarily due to lower external sales commission, partially offset by higher labor costs.

General and administrative expenses were $51.7 million in the third quarter of 2016, down 13.8% from $60.0 million in the second quarter of 2016 and 5.4% from $54.6 million in the third quarter of 2015. Excluding the non-recurring charges recorded in the second quarter, which include a $10.8 million charge for the terminated YieldCo launch and a $7.6 million estimated tornado damage to the Company’s Funing cell factory, and a $20.8 million expense recorded in the third quarter of 2015 for the settlement of LDK arbitration case, general and administrative expenses actually increased sequentially and year-over-year primarily due to an approximately $6.6 million impairment charge for certain solar power systems as well as higher labor costs.

Research and development expenses were $4.6 million in the third quarter of 2016, compared to $5.1 million in the second quarter of 2016 and $4.1 million in the third quarter of 2015.

Income from operations was $27.0 million in the third quarter of 2016, compared to $39.6 million in the second quarter of 2016, and $30.9 million in the third quarter of 2015. Operating margin was 4.1% in the third quarter of 2016, compared to 4.9% in the second quarter of 2016 and 3.6% in the third quarter of 2015.

Non-cash depreciation and amortization charges were approximately $25.4 million in the third quarter of 2016, compared to $25.5 million in the second quarter of 2016, and $24.8 million in the third quarter of 2015. Non-cash equity compensation expense was $1.8 million in the third quarter of 2016, compared to $1.9 million in the second quarter of 2016, and $1.4 million in the third quarter of 2015.

Interest expense was $18.8 million in the third quarter of 2016, compared to $11.9 million in the second quarter of 2016, and $13.0 million in the third quarter of 2015. The increase in interest expense was mainly due to lower capitalized interest, a higher balance of outstanding debt and higher financing costs for the Company’s projects in the U.S.

Interest income was $2.1 million in the third quarter of 2016, compared to $2.4 million in the second quarter of 2016 and $4.2 million in the third quarter of 2015.

The Company recorded a gain on change in fair value of derivatives of $2.0 million in the third quarter of 2016, compared to a loss on change in fair value of derivatives of $1.6 million in the second quarter of 2016 and a loss on change in fair value of derivatives of $12.3 million in the third quarter of 2015. The gain on change in fair value of derivatives in the third quarter of 2016 came primarily from the change in fair value of warrants of $1.7 million.

The Company recorded a foreign exchange gain in the third quarter of 2016 of $4.4 million compared to a gain of $24.9 million in the second quarter of 2016 and a gain of $17.1 million in the third quarter of 2015.

Income tax expense was $16 thousand in the third quarter of 2016, compared to $16.3 million in the second quarter of 2016 and income tax benefit of $3.9 million in the third quarter of 2015.

Net income attributable to Canadian Solar was $15.6 million, or $0.27 per diluted share, in the third quarter of 2016, compared to net income of $40.4 million, or $0.68 per diluted share, in the second quarter of 2016, and net income of $30.4 million, or $0.53 per diluted share, in the third quarter of 2015.

Financial Condition

The Company had $986.0 million of cash, cash equivalents and restricted cash as of September 30, 2016, compared to $1.0 billion as of June 30, 2016. As of the end of the third quarter of 2016, $24.7 million of cash, cash equivalents and restricted cash, among other assets, was reclassified under ‘Assets held-for-sale’ as further discussed below.

Accounts receivable, net of allowance for doubtful accounts, at the end of the third quarter of 2016 were $350.1 million, compared to $356.7 million at the end of the second quarter of 2016. As of the end of the third quarter of 2016, $18.7 million of accounts receivable was reclassified to ‘Assets held-for-sale’ as further discussed below. Accounts receivable turnover was 68 days in the third quarter of 2016, compared to 60 days in the second quarter of 2016.

Inventories at the end of the third quarter of 2016 were $313.9 million, compared to $309.7 million at the end of the second quarter of 2016. Inventory turnover was 56 days in the third quarter of 2016, compared to 51 days in the second quarter of 2016.

As of September 30, 2016, the Company had $436.0 million of solar power system assets carried as non-current assets, compared to $1.8 billion at the end of the second quarter of 2016. These assets included operating solar plants as well as plants under construction, which the Company held for the purpose of generating electricity income. In the third quarter, the Company has decided to sell certain solar power plants and as a result it has reclassified $1.6 billion of assets under these projects legal entities, including $1.5 billion of solar power systems, $24.7 million of cash, cash equivalents and restricted cash and $18.7 million of accounts receivable, to ‘Project assets — current’ and ‘Assets held-for-sale’. Total project assets and assets held-for-sale at the end of the third quarter of 2016 were $1.2 billion and $529.2 million respectively. Correspondingly, the Company also reclassified $356.3 million of liabilities, primarily including $143.5 million of short-term borrowings and $151.7 million of long-term borrowings associated with these assets held-for-sale, to ‘Liabilities held-for-sale’.

Accounts and notes payable at the end of the third quarter of 2016 were $801.9 million, compared to $937.3 million at the end of the second quarter of 2016.

Short-term borrowings at the end of the third quarter of 2016 were $1.51 billion, compared to $1.37 billion at the end of the second quarter of 2016. Long-term debt at the end of the third quarter of 2016 was $615.8 million, compared to $828.5 million at the end of the second quarter of 2016. Senior convertible notes totaled $125.4 million at the end of the third quarter of 2016, compared to $128.0 million at the end of the second quarter of 2016. Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $1.18 billion at the end of the third quarter of 2016, compared to $834.9 million at the end of the second quarter of 2016.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Our solar module shipments and revenue came in at the low end of our guidance, due to the dislocation of the global solar market during the quarter and the quarter-end logistic disruption caused by the bankruptcy of Hanjin Shipping in September. Our team has effectively managed the supply chain and our own production output to offset the macro impact of solar module ASP declines in the broader market. We achieved a gross margin of 17.8%, which was well above our guidance and reflects our strong inventory management and continued improvement in manufacturing efficiencies. During the quarter, we continued to develop our downstream energy business. At the end of the quarter, our late-stage solar project pipeline stood at 2.0 GWp and our portfolio of solar plants in operation totaled 948 MWp. Our footprint now covers the world’s most attractive markets: the U.S., Canada, Japan, Brazil, China, Mexico, the United Kingdom and Africa. Investor interest in our high-quality project pipeline remains robust. We target to complete the sale of certain solar power plants in Canada and China either by the end of 2016 or early next year and have started the sales process of our projects in the U.S. as our projects there reaching COD. This follows our sale of 80% of the equity in our 191.5 MWp Pirapora 1 solar power project in Brazil to EDF EN do Brasil, the local subsidiary of EDF Energies Nouvelles. Developing and transferring will be an important strategy in our downstream energy business as it bolsters our balance sheet, reduces market risk, and allows us to redeploy our capital, while providing an attractive return for our shareholders.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “Our results for the third quarter reflect our disciplined business strategy and successful execution. Declines in wafer and cell ASPs, together with improved management in inventory control and manufacturing efficiencies, helped offset the impact of further module ASP declines. We continue to strengthen our capacity profile with selective investments in new wafer, cell and module plants. The work to restore our Funing cell factory is proceeding on schedule. We expect to have the first two of our ten production lines up and running by the end of 2016, and remaining production lines back in full production by the end of the first half of 2017. We continue to discuss the amount of our total damages claim with our insurers and have received prepayments totaling RMB120 million from the insurer. Importantly, all of the equipment we are installing features the latest production technologies.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two parts: an early- to mid-stage pipeline and a late-stage pipeline. The late-stage pipeline includes primarily projects that have energy off-take agreements and are expected to be built within the next two to four years. The Company cautions that some late-stage projects may not reach completion due to risks such as failure to secure permits and grid connection, among other risk factors.

Late-Stage Utility-Scale Solar Project Pipeline

As of September 30, 2016, the Company’s late-stage pipeline totaled 2.0 GWp of utility-scale solar project pipeline, which included 940 MWp in the U.S., 597 MWp in Japan, 390 MWp in Brazil, 38 MWp in China, 63 MWp in Mexico, 15 MWp in the United Kingdom and 6 MWp in Africa.

In the United States, as previously announced, three projects (Barren Ridge, Mustang and Tranquillity) totaling 470 MWp reached commercial operation in the third quarter of 2016. Four other projects (Astoria 1, Astoria 2, Garland and Roserock) are currently under construction and are expected to reach commercial operation before the end of December 2016. In September 2016, the Company announced the signing of a 15-year power purchase agreement (“PPA”) for 100 MWac, or 140 MWp, of its solar power project Tranquility 8 in California with MCE, California’s first operating Community Choice Aggregation program. Construction of the project is expected to begin in 2017. The project will begin providing power to MCE by late 2018. The Company’s late-stage utility-scale solar project pipeline in the U.S. as of September 30, 2016 is detailed in the table below.

Project	Gross MWp	Location	Status	Expected COD
Astoria 1	131	CA	Construction	2016
Astoria 2	100	CA	Construction	2016
Garland	272	CA	Construction	2016
Roserock	212	TX	Construction	2016
Tranquility 8	197	CA	Development	2018
Project B	28	CA	Development	2018
Total	940

In Japan, during the third quarter of 2016, the Company started commercial operation of two solar power plants, with a total capacity of approximately 1 MWp. In November, a 24 MWp solar power plant started commercial operation. As of September 30, 2016, the Company’s pipeline of late-stage utility-scale solar power projects totaled approximately 597 MWp with 191 MWp in construction and 66 MWp at the ready-to-build stage. As of September 30, 2016, the expected commercial operation schedule of the Company’s late-stage utility-scale solar power projects in Japan is detailed in the table below.

Expected COD Schedule (MWp)

2016	2017	2018	2019	2020	2021 and Thereafter	Total
41	121	157	77	126	75	597

As of August 1, 2016, Canadian Solar had executed interconnection agreements for 397 MWp of projects. The Company expects that, by April 1, 2017, it will have executed interconnection agreements for an additional 130 MWp of projects, thereby securing the existing FIT contract subject to meeting the COD deadline. The Company is working to advance an additional 92 MWp of projects, so that the interconnection agreements can be executed by April 1, 2017 in order to secure the existing FIT contract.

In Brazil, the Company’s late-stage, utility-scale solar project pipeline as of September 30, 2016 is detailed in the table below.

Project	Gross MWp	Location	Status	Expected COD
Pirapora I	191	Brazil	Construction	2017
Pirapora II	109	Brazil	Development	2018
Vazante	90	Brazil	Development	2018
Total	390

In October 2016, as previously announced, Canadian Solar sold 80% of equity interest in its Pirapora I solar project in Brazil to EDF EN do Brasil, the local subsidiary of EDF Energies Nouvelles. Canadian Solar will supply modules for this project from its new 360 MWp module factory established in Brazil to support the local market.

In addition, during the third quarter of 2016, the Company connected a 5 MWp plant in the UK to the grid.

Solar Power Plants in Operation

In addition to its utility-scale solar project pipeline, the Company had a portfolio of solar power plants in operation totaling approximately 948 MWp as of September 30, 2016. Revenue from the sale of electricity generated by these plants in the third quarter of 2016 totaled $24.1 million, compared to $22.5 million in the second quarter of 2016. The resale value of these plants is estimated at approximately $1.4 billion, with an expected total profit margin contribution in low double digits. The Company cautions, however, that market conditions may change resulting in different sale values if and when the Company ultimately sells these plants. The sale of projects recorded on the balance sheet as ‘Project assets’ (build-to-sell) will be recorded as revenue once revenue recognition criteria are met, and the gain from sale of projects recorded on the balance sheet as ‘Assets held-for-sale’ and ‘Solar power systems, net’ (build-to-own) will be recorded within ‘Other income (expenses)’ in the income statement.

Plants in Operation (MWp)
U.S.	Canada	Japan	U.K.	China	Other	Total
483	100	22	120	218	5	948

Manufacturing Capacity

During the third quarter of 2016, the Company adjusted its end of 2016 manufacturing capacity, as summarized in the table below.

	Manufacturing Capacity Roadmap (MW)
	December 31, 2015	June 30, 2016	December 31, 2016
Wafer	400	400	1,000
Cell	2,700	2,200	2,440
Module	4,330	4,330	5,800

The Company’s wafer manufacturing capacity has reached 1.0 GW, including 400 MW using slurry wire-saw and 600 MW using the new diamond wire-saw technology. The Company expects its wafer capacity to reach 1.3 GW by April 2017, all of which will use the diamond wire-saw technology. This is slightly behind the Company’s previous schedule as the production capacity of the diamond wire-saw has to match with that of the black silicon surface treatment in the solar cell workshop. The diamond wire-saw technology works compatibly with the Company’s proprietary and highly efficient Onyx black silicon multi-crystalline solar cell technology, reducing silicon usage and therefore manufacturing cost.

The Company’s cell manufacturing capacity as of the end of 2016 is expected to reach 2.4 GW, as compared to the 3.1 GW prior target. The decrease is primarily due to a delay in the construction of the Company’s new 850 MW cell plant in Southeast Asia. While the module plant in the same compound went on line on schedule in September, the construction completion date of the solar cell plant has been extended to the first quarter of 2017. The decrease in the cell capacity will be partially offset by an earlier than expected partial resumption in production at the Company’s Funing cell factory, which was damaged by a tornado in June 2016.

The Company continues to expect that its internal module capacity will reach 5.8 GW by the end of 2016.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainty relating to customer final demand and solar project construction schedule. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2016, the Company expects total solar module shipments to be in the range of approximately 1.4 GW to 1.5 GW, including approximately 30 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in fourth quarter 2016. Total revenue for the fourth quarter of 2016 is expected to be in the range of $600 million to $750 million. Gross margin for the fourth quarter is expected to be between 11% and 16%.

The recent demand for the Company’s solar module products has been very strong. The shipment volume in the fourth quarter is impacted by the availability of the Company’s solar module manufacturing capacities. The Company is overbooked for the current quarter and fully booked for the first quarter of 2017. As a result, the Company has to use third party solar modules for some of its own projects, in order to satisfy the demand from its solar module customers. The gross margin in the quarter is impacted by the loss-of-service of the company’s 1 GW solar cell factory in Funning damaged by a tornado in June and the delay in construction of the company’s 850 MW new cell factory in Southeast Asia. The company expects to bring the Funning cell factory partially back in service at the end of the year and fully back in service by June 2017. Meanwhile, the Company expects to start production on its new cell factory in Southeast Asia in the first quarter of 2017.

The Company expects to complete the sale of certain utility-scale solar power plants in Canada and China either in the fourth quarter of 2016 or early 2017. The total value of these solar power plants is estimated at approximately $500 million with a blended gross margin in high teens. According to US GAAP, the Company expects to recognize approximately $150 million of the proceeds of these sales as revenue. The remaining proceeds, net of the book value of the projects, estimated at $50 million to $55 million, will be recognized as gain from sale of projects under ‘Other income (expenses)’ in the income statement. The actual figures may be different, subject to the adjustments at the final closing. The Company expects to reach the high end of its revenue and gross margin guidance if all these solar power plant sales are completed in the fourth quarter, or the low end of the revenue and gross margin guidance if all these projects sales are closed in 2017 instead.

Accordingly, for the full year 2016, the Company expects its guidance for total module shipments to be in the range of approximately 5.073 GW to 5.173 GW, compared to 5.4 GW to 5.5 GW as previously guided. Management expects its revenue under US GAAP for the full year 2016 to be in the range of $2.78 billion to $2.94 billion, compared to $3.0 billion to $3.2 billion as previously expected. The updated revenue guidance is based on US GAAP, therefore, does not contain the sales of approximately $300 million of solar power plant assets, which may occur in the fourth quarter or early 2017, as previously discussed.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We remain confident in our long-term outlook and in our proven ability to navigate through disruptive, lower-visibility market environments. Canadian Solar has always emerged in a stronger position from these periods of market volatility. We will continue to invest in advanced technologies that will deliver even higher module efficiency. We expect to further benefit from our global brand and flexible capacity structure. Our track record of stability and consistent long-term execution sets Canadian Solar apart from our peers. Our financial partners share our confidence and positive outlook for the global solar industry. Our bankability is further underscored by our recent issuance of total RMB900 million commercial papers and entry into a JPY9.6 billion 3-year loan facility.”

Recent Developments

On November 17, 2016, Canadian Solar announced that it has started the commercial operation of a 24 MWp solar power plant in Yamaguchi Prefecture, Japan. The plant is expected to generate approximately 28,487 MWh of electricity each year, which will be purchased by Chugoku Electric Power Company, under a 20-year feed-in-tariff contract at the rate of JPY40.00 (US$0.38) per kWh.

On October 13, 2016, Canadian Solar announced that it had entered into a syndicated 3-year loan facility for JPY9.6 billion (US$95 million) with Sumitomo Mitsui Banking Corporation as the lead arranger. The loan proceeds will be used to finance solar project development in Japan and for general corporate working capital requirements.

On October 11, 2016, Canadian Solar and EDF Energies Nouvelles announced the sale of 80% interest in Canadian Solar’s 191.5 MWp Pirapora I solar energy project in Brazil to EDF Energies Nouvelles’ local subsidiary, EDF EN do Brasil. The project has started construction and is expected reach commercial operation in the third quarter of 2017. Canadian Solar will supply the modules for the project from its new 360 MWp modules factory established in Brazil to support the local market.

On September 29, 2016, Canadian Solar announced the start of commercial operation of the 60 MWac/78 MWp Barren Ridge solar photovoltaic project developed by the Company’s wholly owned subsidiary, Recurrent Energy. The Barren Ridge solar project, also known as the RE Cinco Project, supplies electricity and associated renewable energy credits to the Los Angeles Department of Water and Power under a long-term power purchase agreement.

On September 28, 2016, Canadian Solar announced that it was awarded US$3.5 million funding from Australian Renewable Energy Agency for two solar power projects, totaling 47MWp in Australia. The Company plans to start the construction of both projects in the first quarter of 2017 and achieve commercial operations no later than January 2018.

On September 27, 2016, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, entered into a 15-year PPA for 100 MWac of solar power in California with MCE, California’s first operating Community Choice Aggregation program. Construction of the project is expected to begin in 2017 and the project will begin providing power to MCE by late 2018.

On September 26, 2016, Canadian Solar announced the start of commercial operation of the 200 MWac/258 MWp Tranquility solar power project in California. The Tranquility solar power project was developed by the Company’s wholly owned subsidiary, Recurrent Energy, and is majority-owned by Southern Company subsidiary Southern Power.

On September 21, 2016, Canadian Solar announced that it signed a financing agreement pursuant to which Export Development Canada has agreed to provide guarantees or letters of credit of up to US$100 million to Canadian Solar to support its global activities of project development. Royal Bank of Canada and Toronto Branch of China Construction Bank Corporation will serve as fronting banks on the facility.

In September 2016, Canadian Solar issued a RMB400 million (US$60 million) commercial paper with a fixed interest rate of 5.5% and a tenor of one year and a RMB500 million (US$74.8 million) commercial paper for a term of 9 months with a fixed interest rate of 5.3%. The Company intends to use the proceeds from these issuances to repay debt and to enhance its working capital. China CITIC Bank Corporation Limited acted as the underwriter and bookrunner of the issuance.

On August 23, 2016, Canadian Solar announced that its wholly owned subsidiary, Recurrent Energy, reached commercial operation of the 100 MWac/134 MWp Mustang solar power project in Kings County, California.

Conference Call Information

The Company will hold a conference call on Monday, November 21, 2016 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., November 21, 2016 in Hong Kong) to discuss the Company’s third quarter 2016 results and business outlook. The dial-in phone number for the live audio call is +1 866 519 4004 (toll-free from the U.S.), +852 3018 6771 (local dial-in from HK) or +1 845 675 0437 from international locations. The passcode for the call is 98890711. A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the call until 9:00 a.m. on Tuesday, November 29, 2016, U.S. Eastern Standard Time (10:00 p.m., November 29, 2016 in Hong Kong) and the replay can be accessed by dialing +1 855 452 5696 (toll-free from the U.S.), +852 3051 2780 (local dial-in from HK) or +1 646 254 3697 from international locations, with passcode 98890711. A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 15 years, Canadian Solar has successfully delivered over 17 GW of premium quality modules to over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015

Net revenues	$657,323	$805,906	$849,806	$2,184,650	$2,347,348
Cost of revenues	540,030	667,437	722,986	1,816,418	1,971,030

Gross profit	117,293	138,469	126,820	368,232	376,318

Operating expenses:
Selling expenses	33,965	33,864	37,248	102,618	110,325
General and administrative expenses	51,713	59,974	54,638	146,487	111,668
Research and development expenses	4,646	5,052	4,055	14,203	12,237
Total operating expenses	90,324	98,890	95,941	263,308	234,230

Income from operations	26,969	39,579	30,879	104,924	142,088
Other income (expenses):
Interest expense	(18,807)	(11,889)	(13,004)	(46,825)	(37,083)
Interest income	2,077	2,392	4,229	7,855	12,622
Gain (loss) on change in fair value of derivatives	2,044	(1,632)	(12,266)	3,076	(2,804)
Foreign exchange gain	4,446	24,936	17,059	37,893	11,593
Investment income (loss)	(1,719)	1,070	—	(561)	2,342
Gain on repurchase of convertible notes	322	551	—	2,782	—
Others	—	—	—	—	389
Other income (expenses), net	(11,637)	15,428	(3,982)	4,220	(12,941)

Income before income taxes and equity in earnings (loss) of unconsolidated investees	15,332	55,007	26,897	109,144	129,147
Income tax (expense) benefit	(16)	(16,304)	3,860	(28,574)	(18,529)
Equity in earnings (loss) of unconsolidated investees	(131)	1,374	(113)	(1,519)	369
Net income	15,185	40,077	30,644	79,051	110,987

Less: Net income (loss) attributable to non-controlling interests	(429)	(302)	271	474	1,424

Net income attributable to Canadian Solar Inc.	$15,614	$40,379	$30,373	$78,577	$109,563

Earnings per share - basic	$0.27	$0.70	$0.54	$1.37	$1.97
Shares used in computation - basic	57,778,388	57,605,169	55,898,768	57,429,580	55,657,035
Earnings per share - diluted	$0.27	$0.68	$0.53	$1.35	$1.88
Shares used in computation - diluted	58,276,183	61,040,478	60,256,241	60,969,308	60,297,192

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
Net Income	$15,185	$40,077	$30,644	$79,051	$110,987
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(11,227)	(10,680)	(53,082)	(21,907)	(68,948)
Gain (loss) on commodity hedge	1,174	(3,498)	2,091	(2,324)	2,091
Gain (loss) on interest rate swap	589	(1,959)	—	(1,370)	—
Comprehensive income (loss)	5,721	23,940	(20,347)	53,450	44,130
Less: comprehensive income (loss) attributable to non-controlling interests	(581)	103	568	(478)	3,465
Comprehensive income (loss) attributable to Canadian Solar Inc.	$6,302	$23,837	$(20,915)	$53,928	$40,665

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of US Dollars)

	September 30,	December 31,
	2016	2015
Current assets:
Cash and cash equivalents	$480,868	$553,079
Restricted cash — current	502,223	534,707
Accounts receivable trade, net	350,058	426,803
Accounts receivable, unbilled	4,425	8,206
Amounts due from related parties	103,272	104,579
Inventories	313,869	334,489
Value added tax recoverable	41,490	44,615
Advances to suppliers — current	31,395	31,886
Derivative assets — current	3,785	6,259
Project assets — current	1,181,997	111,317
Assets held-for-sale	529,210	—
Prepaid expenses and other current assets	226,344	108,153
Total current assets	3,768,936	2,264,093
Restricted cash — non-current	2,883	46,897
Property, plant and equipment, net	431,716	331,052
Solar power systems, net	436,043	1,200,441
Deferred tax assets, net	118,270	97,134
Advances to suppliers — non-current	99,618	27,745
Prepaid land use rights	29,061	29,092
Investments in affiliates	141,841	187,131
Intangible assets, net	9,115	78,938
Goodwill	7,617	7,609
Derivative assets — non-current	1,927	2,072
Project assets — non-current	48,817	2,814
Other non-current assets	129,870	142,236
TOTAL ASSETS	$5,225,714	$4,417,254
Current liabilities:
Short-term borrowings	$1,510,087	$1,156,576
Accounts and notes payable	801,882	985,757
Amounts due to related parties	12,057	90,002
Other payables	224,726	151,174
Short-term commercial paper	134,602	—
Advances from customers	53,232	76,207
Derivative liabilities — current	7,764	35,228
Current maturities of capital lease obligation	58,896	8,712
Liabilities held-for-sale	356,294	—
Other current liabilities	233,062	152,668
Total current liabilities	3,392,602	2,656,324
Accrued warranty costs	66,377	65,193
Convertible notes	125,352	150,000
Long-term borrowings	615,830	606,577
Derivative liabilities — non-current	2,163	17,358
Liability for uncertain tax positions	6,713	14,468
Deferred tax liabilities — non-current	8,238	19,030
Loss contingency accruals	24,117	23,500
Long-term capital lease obligation	33,993	17,728
Other non-current liabilities	12,223	14,566
Total LIABILITIES	4,287,608	3,584,744
Equity:
Common shares	700,959	677,103
Additional paid-in capital	(11,481)	(17,139)
Retained earnings	297,437	218,860
Accumulated other comprehensive loss	(62,244)	(59,856)
Total Canadian Solar Inc. shareholders’ equity	924,671	818,968
Non-controlling interests in subsidiaries	13,435	13,542
TOTAL EQUITY	938,106	832,510
TOTAL LIABILITIES AND EQUITY	$5,225,714	$4,417,254

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